Exhibit 99.13

PRESS RELEASE

Ordinary and extraordinary Annual Shareholders’ Meeting
of May 26, 2023

Approval of resolutions approved by the Board of Directors

Very broad shareholder support (89%) for the Climate 2023 Consultative

Resolution presented by the Company

Paris, May 26, 2023 – The Combined Shareholder’s Meeting of TotalEnergies SE was held on May 26, 2023, under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions approved by the Board of Directors, including:

•	Approval of the 2022 financial statements and payment of a global dividend of €3.81 per share (ordinary and special dividend)
•	Renewal of the three-year terms as Director of Ms. Marie-Christine Coisne-Roquette and Mr. Mark Cutifani
•	Appointment for a three-year term of M. Dierk Paskert and Ms. Anelise Lara as Directors
•	Approval of the components of the compensation paid during 2022 or allocated for that year and the compensation policy applicable in 2023 to the Chairman and Chief Executive Officer
•	Various delegations of competence and financial authorizations granted to the Board of Directors
•	Removal of double voting rights supported by almost all shareholders (>99%)

In addition, the Shareholder’s Meeting issued a favorable consultative opinion on the Sustainability & Climate - Progress Report 2023, reporting on the progress made in the implementation of the Company's ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030 and complementing this ambition. Shareholders thus voted in favor of the consultative resolution proposed by the Board of Directors by a very large majority, with 89% of the votes cast, confirming the vote expressed by the shareholders in 2022 and the Company's strategy. Conversely, the consultative resolution filed by a group of shareholders concerning indirect scope 3 emissions was rejected by 70% of the votes cast, following the Board's recommendation. The Board of Directors will continue its dialogue with all shareholders concerning the Company's climate strategy.

The full results of the votes as well as the presentations made to shareholders will be available on May 31, on the totalenergies.com website.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).